UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Orthovita, Inc.

(Name of Subject Company)

Orthovita, Inc.

(Names of Persons Filing Statement)

Common Stock

($0.01 par value)

(Title of Class of Securities)

CUSIP 68750U102

(CUSIP Number of Class of Securities)

Christine J. Arasin, Esquire

Vice President and General Counsel

Orthovita, Inc.

77 Great Valley Parkway

Malvern, PA 19355

(610) 640-1775

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esquire

Douglas P. Howard, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2011, as amended by Amendment No. 1 thereto filed with the SEC on May 27, 2011, Amendment No. 2 thereto filed with the SEC on June 3, 2011, Amendment No. 3 thereto filed with the SEC on June 8, 2011 and Amendment No. 4 thereto filed with the SEC on June 10, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Orthovita, Inc., a Pennsylvania corporation (the “Company” or “Orthovita”). The Schedule 14D-9 relates to the tender offer by Owl Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned indirect subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $3.85 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used, but not otherwise defined, herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

1. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the paragraph beginning “As part of Orthovita’s strategic planning process, . . .”:

“During the process, and prior to Orthovita and Stryker finalizing and executing the Merger Agreement, as described in additional detail below, Orthovita engaged in conversations with a number of potential purchasers, including potential purchasers which approached Orthovita without solicitation. Companies A, B, C, D and E approached Orthovita without solicitation. Stryker and Company F were contacted initially by J.P. Morgan. All of the potential purchasers were potential strategic purchasers, except Company D, which was a portfolio company owned by a potential financial purchaser. Six of the ten potential purchasers in contact with J.P. Morgan concerning a possible transaction with Orthovita, requested additional materials with regard to Orthovita to assist with their consideration of a possible transaction. Company D attended a management meeting with Orthovita, but did not request additional materials.”

2. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following paragraph after the paragraph beginning “As part of Orthovita’s strategic planning process, . . .”:

“Orthovita formally engaged J.P. Morgan as its financial adviser on January 31, 2011 by entering into a written agreement with J.P. Morgan which was effective as of November 1, 2010, the date as of which J.P. Morgan began providing services to Orthovita relating to Orthovita’s strategic planning process. Orthovita selected J.P. Morgan as its financial advisor after meeting with J.P. Morgan and two other global financial services firms that regularly provide investment banking and other financial advisory services to their clients. Orthovita selected J.P. Morgan primarily on the basis of its knowledge and experience with Orthovita, the industry in which it operates, companies operating or interested in operating in the industry and transactions proposed and consummated by companies in the industry.”

3. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the sentence beginning “In July 2010, Mr. Koblish participated in a conference call . . .”:

“at the request of Company B.”

4. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the paragraph beginning “On December 8, 2010, the Orthovita Board held a meeting . . .”:

“The Orthovita Board formed the Transaction Committee as an informal committee of the Orthovita Board and did not delegate any specific duties to the Transaction Committee, nor did it otherwise authorize or empower the Committee to take any specific action on behalf of the Orthovita Board. Upon its formation, the Orthovita Board directed the Transaction Committee to provide guidance to Orthovita’s management in connection with the strategic planning process being undertaken with the advice of J.P. Morgan. The Transaction Committee provided guidance to management in connection with the selection of participants to invite into the process as well as, in certain instances, tactics for engaging in discussions and negotiations with interested parties. The Transaction Committee consisted of William E. Tidmore, Jr., R. Scott Barry and Paul G. Thomas. With oversight from the Orthovita Board and guidance from the Transaction Committee, Mr. Koblish, in his capacity as President and Chief Executive Officer of Orthovita, led discussions and negotiations for Orthovita with interested parties, including Stryker, except to the extent disclosed otherwise. In addition, Mr. Koblish regularly updated members of the Transaction Committee and other members of the Orthovita Board with regard to the progress in the process being undertaken and sought their advice at appropriate times with regard to tactics, discussions and negotiations.”

5. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the paragraph beginning “On December 22, 2010, the Transaction Committee of the Orthovita Board held a telephonic meeting . . .”:

“During this telephonic meeting, the Transaction Committee and the other meeting participants discussed and considered whether to continue to operate Orthovita as then currently structured, commencing one or more acquisitions of other companies as a means to expand the business and in-licensing or buying new products, or both. The Orthovita Board considered these alternatives from time to time as the process continued, including considering possible acquisition opportunities presented at the March 3, 2011 meeting of the Orthovita Board. After consideration of these alternatives, together with advice from J.P. Morgan regarding the impact on Orthovita’s shareholders, the Orthovita Board concluded that none of these alternatives could present for Orthovita shareholders the certainty or value that could be achieved through the sale of Orthovita.”

6. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the paragraph beginning “On February 2, 2011, J.P. Morgan sent process letters . . ..”:

“Companies A and C were sent process letters on February 2, but Companies D and E were not due to previous indication of interest.”

7. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the paragraph beginning “On April 21, 2011, J.P. Morgan spoke . . .”:

“No companies other than Stryker and Company F were contacted after April 21, 2011, given previous conversations regarding value and timing.”

8. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following at the end of the paragraph beginning “On April 22, 2011, the Orthovita Board held a meeting . . .”:

“At the time of the meeting, Company F was anticipated to release its operating results for the first quarter of 2011 in early May 2011.”

9. The subsection entitled “Background of the Transaction” of the section entitled “Background and Reasons for the Recommendation” under Item 4 is hereby amended and supplemented by adding the following paragraph after the last paragraph of such section:

“Certain Information Relating to Trading Prices of Orthovita Common Stock. With respect to each indication of interest received by Orthovita from Stryker and Companies A, B, C, D, E and F, the table below sets forth the date of the indication of interest, the proposed per share purchase price (or price range) for each such indication of interest and Orthovita’s closing trading price as of the date of such indication of interest:

Potential Buyer	Date of Indication of Interest	Proposed Per Share Purchase Price (or Price Range) (A)	Closing Trading Price on Date of Indication of Interest (B)
Company A	November 5, 2010	$3.50	$2.19
Company E	December 3, 2010	up to $3.00	$1.97
Stryker	February 14, 2011	$3.50 - $4.00	$2.43
Company F	March 25, 2011	$3.50 - $4.00	$2.11
Stryker	April 1, 2011	approximately $3.60	$2.14
Stryker	April 14, 2011,	$3.70	$2.14
Company F	April 22, 2011	$3.50 - $4.00	$2.22
Stryker	April 25, 2011	$3.85	$2.22

(A)	Consists of per share prices or price ranges contemplated by non-binding proposals.
(B)	Reflects the closing price on NASDAQ on the applicable date or, if such date was not a NASDAQ trading day, on the last NASDAQ trading day preceding such date.”

10. The subsection entitled “Public Trading Multiples” of the section entitled “Opinion of Financial Advisor to Orthovita’s Board of Directors” under Item 4 is hereby deleted in its entirety and replaced with the following:

“Public Trading Multiples

For this analysis, J.P. Morgan used financial forecasts provided by Orthovita and compared selected financial data of Orthovita with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Orthovita’s. For each selected comparable company, J.P. Morgan calculated the ratio of the firm value to such company’s estimated 2011 and 2012 revenues, as reflected in publicly available information and Wall Street market data and the results of these calculations are set forth in the table below. These companies were selected, among other reasons, because they share similar business characteristics to Orthovita based on operational characteristics and financial metrics. The companies selected by J.P. Morgan were the following:

	FV / 2011E Revenue	FV / 2012E Revenue
Tornier N.V.	3.74x	3.29x
Kensey Nash Corporation	2.84x	2.82x
ArthroCare Corporation	2.61x	2.45x
NuVasive, Inc.	2.45x	2.18x
Integra LifeSciences Holdings Corporation	2.31x	2.20x
Alphatec Holdings, Inc.	1.67x	1.54x
Orthofix International N.V.	1.51x	1.36x
Exactech, Inc.	1.36x	1.27x
CONMED Corporation	1.35x	1.29x
Wright Medical Group, Inc.	1.18x	1.14x
RTI Biologics, Inc.	0.70x	0.65x

None of the companies utilized in the analysis were identical to Orthovita. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

For purposes of this analysis, a company’s firm value was calculated as the diluted equity value using the treasury stock method based on options and warrants outstanding as of that company’s latest SEC filing prior to May 13, 2011 (or as of May 16, 2011 with respect to Orthovita), plus the value of such company’s net indebtedness as of that company’s latest SEC filing prior to May 13, 2011. The following table presents the results of the J.P. Morgan calculations:

	Firm Value / 2011E Revenues	Firm Value / 2012E Revenues
Range	0.70x – 3.74x	0.65x – 3.29x
Mean	1.97x	1.84x
Median	1.67x	1.54x
Orthovita	2.18x	1.85x

J.P. Morgan then calculated Orthovita’s equity value per share implied by certain reference ranges of multiples, which were based on the ranges of multiples calculated in the chart above for comparable companies but adjusted to take into account differences between Orthovita and the comparable companies and such other factors as J.P. Morgan deemed appropriate. Using Orthovita’s financial forecasts and a firm value/2011E revenue multiple range of 1.20x to 2.85x and a firm value/2012E revenue multiple range of 1.15x to 2.85x, J.P. Morgan calculated that Orthovita’s implied equity value per share ranged from $1.45 to $3.55 and $1.65 to $4.15, respectively.

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $3.85 in cash to be paid to the holders of Orthovita’s common stock in the Offer and the Merger and the $2.73 per share closing price of Orthovita’s common stock as of May 13, 2011.”

11. The subsection entitled “Selected Transaction Analysis” of the section entitled “Opinion of Financial Advisor to Orthovita’s Board of Directors” under Item 4 of the Schedule 14D-9 is hereby deleted and replaced with the following:

“Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan determined to be analogous to Orthovita’s business. These transactions were selected, among other reasons, because the businesses involved in these transactions share similar business characteristics to Orthovita based on operational characteristics and financial metrics.

For each of the transactions, using publicly available information and Wall Street market data, J.P. Morgan reviewed the transaction values as a multiple of (i) the target company’s revenue for the twelve-month period immediately preceding announcement of the transaction (“LTM Revenue”) (such multiple, the “firm value/LTM Revenue”), and (ii) the target company’s revenue for the twelve-month period immediately following the announcement of the transaction (“NTM Revenue”) (such multiple, the “firm value/NTM Revenue”). The following table sets forth the selected transactions along with their respective firm value/LTM Revenue and firm value/NTM Revenue multiples:

Target	Acquirer	Month and Year Announced	FV / LTM Revenue	FV/ NTM Revenue
OP-1 unit of Stryker	Olympus Corporation	August 2010	4.41x	5.72x

Osteotech, Inc.	Medtronic, Inc.	August 2010	1.30x	N/A

BioSphere Medical, Inc.	Merit Medical Systems, Inc.	May 2010	2.50x	N/A

ApaTech Ltd.	Baxter International Inc.	March 2010	4.00x	N/A

Home Diagnostics, Inc.	Nipro Corporation	February 2010	1.57x	1.34x

Invatec S.p.A.	Medtronic, Inc.	January 2010	2.92x	N/A

BioForm Medical, Inc.	Merz GmbH & Co. KGaA	January 2010	3.61x	3.11x

I-Flow Corporation	Kimberly-Clark Corporation	October 2009	1.88x	1.78x

Aspect Medical Systems, Inc.	Covidien plc	September 2009	1.90x	2.00x

VNUS Medical Technologies, Inc.	Covidien plc	May 2009	4.30x	3.70x

Radi Medical Systems AB	St. Jude Medical, Inc.	December 2008	3.13x	N/A

Datascope Corp.	Getinge AB	September 2008	2.50x	2.40x

Abbott Spine business of Abbott Laboratories	Zimmer Holdings, Inc.	September 2008	2.98x	2.69x

Possis Medical, Inc.	Bayer Aktiengesellschaft	February 2008	4.30x	3.73x

Lifecore Biomedical, Inc.	Warburg Pincus LLC	January 2008	2.81x	2.37x

FoxHollow Technologies, Inc.	ev3 Inc.	July 2007	3.10x	2.90x

For the precedent transactions, J.P. Morgan noted that this analysis showed:

•	a range of firm value/LTM Revenue multiples of 1.30x to 4.41x, with a mean of 2.95x and a median of 2.95x; and

•	a range of firm value/NTM Revenue multiples of 1.34x to 5.72x, with a mean of 2.89x and a median of 2.69x.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a firm value/LTM Revenue multiple range of 2.5x to 4.3x to Orthovita’s LTM Revenue (estimated based on Orthovita’s revenue for the twelve-month period ending March 31, 2011), and a firm value/NTM Revenue multiple range of 2.0x to 3.7x to Orthovita’s NTM Revenue (estimated based on Orthovita’s projected revenue of $108.7 million for the twelve-month period ending March 31, 2012). To calculate the firm value of Orthovita for this analysis, J.P. Morgan included in Orthovita’s net debt a make-whole premium of $1.4 million. This analysis showed the following:

Multiple	Implied Equity Value per Share
Firm Value / LTM Revenue	$2.85 – $4.85
Firm Value / NTM Revenue	$2.65 – $4.80

All values presented were rounded to the nearest $0.05. In each case, J.P. Morgan compared the implied equity values per share to the per share consideration of $3.85 in cash to be paid to the holders of Orthovita’s common stock in the Offer and the Merger and the $2.73 per share closing price of Orthovita’s common stock as of May 13, 2011.”

12. The first paragraph under the subsection entitled “Discounted Cash Flow Analysis” of the section entitled “Opinion of Financial Advisor to Orthovita’s Board of Directors” under Item 4 is hereby deleted and replaced by the following disclosure:

“J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share of Orthovita’s common stock. J.P. Morgan calculated the unlevered free cash flows that Orthovita is expected to generate during fiscal years 2011 through 2020, based upon financial projections prepared by or at the direction of Orthovita’s management, including the financial projections for the years 2011 to 2015 set forth below in this Item 4 under the heading “Projected Financial Information.” For purposes of this analysis, unlevered free cash flows were calculated from the Company’s management projections as earnings before interest, less taxes assuming a 34% tax rate, plus depreciation and amortization expense, less capital expenditures, less change in net working capital investment, less year-to-date free cash flow. J.P. Morgan then calculated the terminal value as of December 31, 2020 by applying a range of perpetual growth rates from 2.5% to 3.5%. The unlevered free cash flows from fiscal year 2011 through fiscal year 2020 and the range of terminal asset values were then discounted to present values using a range of discount rates from 11.5% to 12.5% and added together in order to derive the unlevered firm value of Orthovita. The discount rate range was chosen by J.P. Morgan based upon an analysis of the weighted-average cost of capital of Orthovita conducted by J.P. Morgan. J.P. Morgan’s judgment and experience on the discount rate was also informed by the correlation of the stock prices of the companies identified above in “Public Trading Multiples” as well as those of other companies in the medical device and biotechnology industries to the broader U.S. equity market. The range of perpetuity growth rates was estimated by J.P. Morgan based on its view of long-term U.S. economic growth. Stock-based compensation was treated as a cash expense in this analysis. In calculating the estimated fully diluted equity value per share, J.P. Morgan adjusted the unlevered firm value for Orthovita’s net debt as of March 31, 2011 and divided by the fully diluted shares outstanding of Orthovita. Based on the foregoing, the analysis indicated that an implied equity value per share of Orthovita’s common stock ranged from $2.60 to $3.15.”

13. The second sentence of the last paragraph in the subsection entitled “General” of the section entitled “Opinion of Financial Advisor to Orthovita’s Board of Directors” under Item 4 is deleted in its entirety and replaced with the following:

“During the two years preceding the date of its opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Stryker, for which J.P. Morgan and its affiliates received customary compensation of approximately $6.2 million in the aggregate.”

14. After the first sentence, the remainder of the first paragraph in the section entitled “Projected Financial Information” under Item 4 is hereby deleted in its entirety and replaced with the following:

“A summary of these projections is set forth below. In connection with rendering its opinion, dated May 16, 2011, as to the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the Offer and the Merger as more fully described above under “—Opinion of Financial Advisor to Orthovita’s Board of Directors,” J.P. Morgan used such financial projections, as well as additional financial projections for the period 2016-2020 that were not provided to Stryker or any person other than J.P. Morgan and the Orthovita Board, which were prepared at the direction of and approved by Orthovita’s management. The forecast for the period 2016-2020 was based on revenue growth and expense assumptions that were in accordance with the long-term expectations of Orthovita’s management.”

15. The row for Adjusted EBITDA in the tabular presentation of the Projected Financial Information at the end of the section entitled “Projected Financial Information” under Item 4 is hereby deleted and replaced with the following:

Adjusted EBITDA(1)	9,234	18,526	28,306	39,432	51,035

16. Footnote (1) to the table captioned “Projected Financial Information” in the section entitled “Projected Financial Information” under Item 4 is hereby deleted in its entirety and replaced with the following:

“(1)	Adjusted EBITDA is a non-GAAP financial measure that represents net income or loss before deducting interest expense, income tax, depreciation and amortization and stock-benefits compensation and adjusting for other non-cash adjustments. Orthovita’s management uses Adjusted EBITDA to evaluate the performance of its operations. A reconciliation of Adjusted EBITDA to net income or loss is set forth below.

Reconciliation of Net Income (Loss) to Adjusted EBITDA (in millions)
	2011	2012	2013	2014	2015
Net Income (Loss)	$(2,519)	$5,307	$12,740	$71,400	$17,910
Plus: Depreciation and Amortization	3,753	4,959	6,681	7,866	8,550

Plus: Stock Based Compensation Expense	2,277	5,158	5,836	6,283	6,283

Plus: Net Income Tax Expense	57	58	57	9,567	15,150

Plus: Net Interest Expense	3,816	1,325	1,400	1,650	1,650

Plus: Amortization of License Rights and Technology Intangible Assets	1,492	1,492	1,492	1,492	1,492

Plus: Amortization of Debt Discount	358	227	—	—	—

Less: Change in Deferred Tax Asset Related to Valuation Adjustment	—	—		(58,826)	—

Adjusted EBITDA	9,234	18,526	28,306	39,432	51,035”

17. After the tabular presentation of the Projected Financial Information at the end of the section entitled “Projected Financial Information” under Item 4, the following sentence is hereby added:

“The financial projections, prepared by or at the direction of Orthovita management, referenced under “–Opinion of Financial Advisor to Orthovita’s Board of Directors – Discounted Cash Flow Analysis,” include financial projections for the years 2016 to 2020, for which period management projected a compound annual growth rate of revenues of 4.6%. These financial projections were provided to the Orthovita Board, but were not provided to Stryker or used for any other purpose.”

Item 8.	Additional Information

1. The subsection entitled “United States” under the section entitled “Antitrust Laws” under Item 8 is hereby amended and supplemented by adding the following paragraph after the last paragraph of such subsection:

“The waiting period under the HSR Act applicable to the Offer and the Merger expired effective 11:59 p.m. on June 13, 2011. As a result, the condition of the Offer related to the early expiration or termination of the waiting period under the HSR Act has been satisfied.”

2. The section entitled “Certain Litigation” under Item 8 is hereby amended and supplemented by adding the following paragraph after the last paragraph of such section:

“While Orthovita believes that each of the aforementioned litigation matters is without merit and that it and the other defendants named therein (collectively with Orthovita, the “Defendants”) have valid defenses to all claims asserted therein, in an effort to minimize the burden and expense of further litigation relating to certain of such matters, on June 13, 2011, the parties in Thorn v. Koblish, et al., Case No. 2011-14644 (the “Thorn Action”), Clayton v. Orthovita, Inc., et al., Case No. 11-3535-CMR (the “Clayton Action”), and Van Barel v. Koblish, et al., Case No. 11-3652 (the “Van Barel Action” and, collectively with the Thorn Action and the Clayton Action, the “Settled Actions”), reached an agreement in principle pursuant to which a class would be certified for settlement purposes; the class would be defined as all persons which held or beneficially owned shares of Orthovita common stock between May 16, 2011 and the date of the consummation of the Merger; and the Defendants would be released by the members of the class from, among other things, all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and the Merger (other than any properly perfected claims for appraisal pursuant to Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended, or claims to enforce the settlement). The settlement remains subject to, among other things, the execution of a stipulation of settlement and approval by the United States District Court for the Eastern District of Pennsylvania, after which each of the Settled Actions will be dismissed. Pending that approval, each of the Settled Actions will be stayed. Under the agreement in principle, Orthovita agreed to make certain supplemental disclosures made in this Amendment No. 5, although none of the Defendants makes any admission that such supplemental disclosures are material or otherwise required. The parties also agreed to negotiate with respect to the amount of the award of fees and expenses to counsel for the plaintiffs in the Settled Actions and, absent an agreement with respect thereto, the parties reserve all applicable rights and defenses; provided, however, the parties agreed that no fees or expenses shall be paid to counsel for the plaintiffs in the absence of consummation of the Offer and the Merger and approval of a complete release in customary form. In the event the settlement is not approved by the court or the conditions to settlement are not satisfied, the Defendants will continue to defend their positions in these matters vigorously. Tsark v. Koblish et al., Case No. 2011-15722-0 (the “Tsark Action”) is not part of the agreement in principle described above. If the court approves the settlement, however, the Tsark Action will be dismissed. Before any approval of the settlement by the court, the plaintiff in the Tsark Action could seek to challenge the agreement in principle. Orthovita will contest any objection to the settlement vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2011

ORTHOVITA, INC.

By:	/s/ CHRISTINE J. ARASIN
Christine J. Arasin
Vice President and General Counsel